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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Streicher Mobile Fueling, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

862924107

(CUSIP Number)

Damarie Cano
8567 Coral Way, #138
Miami, Florida 33155
(305) 228-3020

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Person: Fundamental Management Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 2,803,480

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 2,803,480

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,670,422*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 22.3%

14.	Type of Reporting Person (See Instructions): CO

_________________

* Fundamental Management Corporation disclaims beneficial ownership of the shares of Common Stock beneficially held by C. Rodney O’Connor.

CUSIP No.

1.	Name of Reporting Person: Active Investors II Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 1,962,738

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 1,962,738

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 829,680*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 11.1%

14.	Type of Reporting Person (See Instructions): PN

_________________

* Active Investors II, Ltd. disclaims beneficial ownership of the shares of Common Stock beneficially held by C. Rodney O’Connor.

CUSIP No.

1.	Name of Reporting Person: Active Investors III, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 1,973,800

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 1,973,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 840,742*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 11.2%

14.	Type of Reporting Person (See Instructions): PN

_________________

* Active Investors III, Ltd. disclaims beneficial ownership of the shares of Common Stock beneficially held by C. Rodney O’Connor.

CUSIP No.

1.	Name of Reporting Person: C. Rodney O’Connor		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 2,803,480

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,803,480

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,133,058*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 15.1%

14.	Type of Reporting Person (See Instructions): IN

_________________

* C. Rodney O’Connor disclaims beneficial ownership of the shares of Common Stock beneficially held by Active Investors II, Ltd., Active Investors III, Ltd., and Fundamental Management Corporation.

Item 1. Security and Issuer.

This Amendment No. 3 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2001, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on March 5, 2002, and Amendment No. 2 to the Schedule 13D filed with the Commission on March 18, 2004 (collectively the “Filings”), and relates to the common stock, $.01 par value per share (the “Common Stock”), of Streicher Mobile Fueling, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 800 W. Cypress Creek Road, Suite 580, Fort Lauderdale, Florida 33309.

Item 2. Identity and Background.

This Amendment No. 3 to Schedule 13D is filed by each of Active Investors II, Ltd., a Florida limited partnership (“Active II”), Active Investors III, Ltd., a Florida limited partnership (“Active III”), Fundamental Management Corporation, a Florida corporation (“Fundamental”) and C. Rodney O’Connor (“O’Connor,” and together with Active II, Active III and Fundamental, the “Reporting Persons”). The principal business address for each of Active II, Active III and Fundamental is 8567 Coral Way, #138, Miami, Florida 33155. Mr. O’Connor’s residence address is 5450 Essex Court, West Palm Beach, Florida 33405. Active II and Active III are private investment funds. Fundamental is the sole general partner of Active II and Active III, which is its principal business. Mr. O’Connor’s principal occupation is financial services and the name and principal business address where he is employed is Cameron Associates, 1370 Avenue of the Americas, Suite 902, New York, New York 10019. Mr. O’Connor is a citizen of the United States.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Original Filing is hereby supplemented as follows:

On March 8, 2005, each of Active II and Active III sold 103,846 shares for $3.25 per share. On March 9, 2005, Active III sold 49,500 shares for $3.25 per share. On March 10, Active II sold 150,000 shares and Active III sold 100,600 shares for $3.25 and $3.30 per share, respectively.

The Issuer has granted stock options (the “Stock Options”) to Mr. O’Connor to purchase certain shares of Common Stock as described herein. On March 31, 2004, the Issuer granted stock options to Mr. O’Connor to purchase 625 shares of Common Stock for $1.85 per share (the “March 2004 Stock Options”). The March 2004 Stock Options were exercisable at any time and expire on March 31, 2014. On June 30, 2004, the Issuer granted stock options to Mr. O’Connor to purchase 625 shares of Common Stock for $1.28 per share (the “June 2004 Stock Options”). The June 2004 Stock Options were exercisable at any time and expire on June 30, 2014. On September 30, 2004, the Issuer granted stock options to Mr. O’Connor to purchase 625 shares of Common Stock for $1.63 per share (the “September 2004 Stock Options”). The September 2004 Stock Options were exercisable at any time and expire on September 30, 2014. On December 31, 2004, the Issuer granted stock options to Mr. O’Connor to purchase 625 shares of Common Stock for $1.85 per share (the “December 2004 Stock Options”). The December 2004 Stock Options were exercisable at any time and expire on December 31, 2014.

Item 4. Purpose of Transaction.

Active II and Active III disposed of the Common Stock for investment purposes. Mr. O’Connor acquired the Stock Options for investment purposes.

In the ordinary course of their businesses, the Reporting Persons from time to time review the performance of their investments and consider possible strategies for enhancing value. As part of their ongoing review of their investments in the Common Stock, the Reporting Persons may explore from time to time in the future either separately, together or with others, a variety of alternatives, including without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; or (g) any action similar to any of those enumerated above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions.

Item 5. Interest in Securities of the Issuer.

Active II is the beneficial owner of 829,680 shares of Common Stock, which constitutes 11.1% of the outstanding Common Stock of the Issuer. Active II has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,962,738 shares of Common Stock.

Active III is the beneficial owner of 840,742 shares of Common Stock, which constitutes 11.2% of the outstanding Common Stock of the Issuer. Active III has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,973,800 shares of Common Stock.

Fundamental, in its capacity as the general partner of Active II and Active III, is the beneficial owner of 1,670,422 shares of Common Stock, which constitutes 22.3% of the outstanding Common Stock of the Issuer. Fundamental has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,803,480 shares of Common Stock.

Active II, Active III, and Fundamental disclaim beneficial ownership of the 1,333,058 shares of Common Stock beneficially held by Mr. O’Connor.

Mr. O’Connor is the beneficial owner of 1,333,058 shares of Common Stock, which constitute 15.1% of the outstanding Common Stock of the Issuer, considering as currently outstanding 28,750 shares of Common Stock issuable to Mr. O’Connor upon exercise of the Stock Options. Mr. O’Connor has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,803,480 shares of Common Stock. Mr. O’Connor disclaims beneficial ownership of the 1,670,422 shares of Common Stock beneficially held by Active II, Active III, and Fundamental.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have an arrangement pursuant to which they are likely to confer on certain collaborative transactions in the future, which may involve the adoption one or more of the alternatives described in Item 4. However, there is no assurance that the Reporting Persons will adopt any such alternatives. Except as described in this Item 6, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Statement.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2005

ACTIVE INVESTORS II, LTD.
By:	Fundamental Management Corporation,
its General Partner

By:	/s/ Damaire Cano
Damarie Cano, Secretary and Treasurer

ACTIVE INVESTORS III, LTD.
By:	Fundamental Management Corporation,
its General Partner

By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

FUNDAMENTAL MANAGEMENT CORPORATION
By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

/s/ C. Rodney O’Connor
C. Rodney O’Connor

EXHIBIT

Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 16th day of March, 2005.

ACTIVE INVESTORS II, LTD.
By:	Fundamental Management Corporation,
its General Partner

By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

ACTIVE INVESTORS III, LTD.
By:	Fundamental Management Corporation,
its General Partner

By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

FUNDAMENTAL MANAGEMENT CORPORATION
By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

/s/ C. Rodney O’Connor
C. Rodney O’Connor